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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

16002151

ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

SEC Processing Section
MAR 23 2016
Washington DC
412

SEC FILE NUMBER
8 - 66980

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quoin Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1515 Market Street, Suite 1808
(No. and Street)

Philadelphia	Pennsylvania	19002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maceo N. Davis (215) 564-1222
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RW Group LLC
(Name – *if individual, state last, first, middle name*)

400 Old Forge Lane, Suite 401	Kennett Square	PA	19348
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

aups

OATH OR AFFIRMATION

I, Maceo N. Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quoin Capital LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
HEATHER P. DAVENPORT, Notary Public
City of Philadelphia, Phila. County
My Commission Expires July 13, 2018

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.*
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Report of Independent Registered Public Accounting Firm on Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.*

RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Quoin Capital, LLC

We have audited the accompanying financial statements of Quoin Capital, LLC, which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in members equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Quoin Capital, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Quoin Capital, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

As part of our audit of the 2015 financial statements, we also audited the adjustments described in Note 11 that were applied to restate the 2014 financial statements. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2014 financial statements of Quoin Capital, LLC other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2014 financial statements.

The computation of net capital and aggregate indebtedness under rule 15c3-1 and exemption report under rule 17a-5(d)(4) has been subjected to audit procedures performed in conjunction with the audit of Quoin Capital, LLC's financial statements. The supplemental information is the responsibility of Quoin Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

RW Group, LLC
Kennett Square, Pennsylvania
March 21, 2016

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

PrimeGlobal
An Association of Independent Accounting Firms

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Quoin Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Rule 17a-5(d)(4), in which (1) Quoin Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Quoin Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2(ii)) (the "exemption provisions") and (2) Quoin Capital, LLC stated that Quoin Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Quoin Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Quoin Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RW Group, LLC
Kennett Square, Pennsylvania
March 21, 2016

22 March 2016

Exemption Report

Quoin Capital, LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the period January 1, 2015 to December 31, 2015 without exception.

Quoin Capital, LLC,
I, Maceo N. Davis, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
President

Quoin Capital LLC Member FINRA, MSRB and SPIC

p: 215-564 1222 f: 215-564 1799 e: mdavis@quoincapital.com a: 1515 Market St., Ste 1808, Phila., PA 19102

QUOIN CAPITAL, LLC
Statement of Financial Condition
December 31, 2015

ASSETS	
Current Assets	
Cash and cash equivalents	$ 369,455
Accounts receivable	15,323
Marketable securities	117,339
Other Current Assets	17,469
Total current assets	$ 519,586
Furniture and equipment	
Furniture and equipment, at cost, Less Accumulated depreciation, of $16,348	-
Net furniture and equipment	-
Total assets	$ 519,586
LIABILITIES	
Current liabilities	
Commission payable	$ 42,799
Accrued expenses	50,596
Accounts payable	13,910
Total current liabilities	107,305
Long term liabilities	
Subordinated Loans	$ 75,000
Total long term liabilities	75,000
Members' equity (deficit)	337,281
Total liabilities and members' equity (deficit)	$ 519,586

The accompanying notes are an integral part of these financial statements

QUOIN CAPITAL, LLC
Statement of Income
For the Year Ended December 31, 2015

Revenues	
Trading income	$ 183,462
Commissions	65,349
Underwriting	94,005
Fee income	9,078
Other income	26,479
Total Income	$ 378,373
Expenses	
Commission expense	166,173
Clearing charges	48,149
Officer compensation	51,533
Computers and technology	39,396
Regulatory and licensing	17,651
Interest expense	3,956
Occupancy expense	17,226
Other operating expenses	10,611
Travel and entertainment	11,022
Trading execution charges	4,859
Membership dues and subscriptions	11,267
Professional fees	12,591
Transportation	6,988
Consulting fees	11,082
Communication expense	5,083
Taxes	1,502
Office supplies	1,074
Marketing	2,225
Total Expenses	422,388
Net Income (Loss)	$ (44,015)

The accompanying notes are an integral part of these financial statements

QUOIN CAPTAL, LLC
Statement of Changes in Members' Equity (Deficit)
For the Year Ended December 31, 2015

Members units		
Units outstanding, January 1, 2015		1,304
Units outstanding, December 31, 2015		1,304
Balance, at cost, Beginning and End of Year	$	353,886
Retained earnings (deficit)		
Balance, January 1, 2015	$	32,221
Prior period adjustment		25,986
Net income (loss)		(44,015)
Member capital contributed (distributed)		(30,797)
Balance, December 31, 2015		(16,605)
Total members' equity	$	337,281

The accompanying notes are an integral part of these financial statements.

QUOIN CAPTAL, LLC
Statement of Changes in Liabilities Subordinated to Claims
Of General Creditors
For the Year Ended December 31, 2015

Subordinated borrowings at January 1, 2015	$ 225,000
Changes in Subordinated borrowing	
Subordinated note	(150,000)
	-
Subordinated borrowings at December 31, 2015	$ 75,000

The accompanying notes are an integral part of these financial statements.

Quoin Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flows from (used by) operating activities	
Net income	$ (44,015)
Adjustments to reconcile change in net assets to net cash provided by operating activities:	
Change in assets and liabilities:	
Decrease in accounts receivable	562,612
Decrease in marketable securities	93,973
Increase in other current assets	(12,840)
Increase in accounts payable	6,358
Decrease in commission payable	(681,814)
Increase in accrued expenses	3,950
Net cash (used) provided by operating activities	(71,776)
Cash flows from (used by) investing activities	
Net cash by used in investing activities	0
Cash flows from (used by) financing activities	
Decrease in subordinated loan	(150,000)
Distribution to members	(30,797)
Net cash used in financing activities	(180,797)
Net decrease in cash	(252,573)
Cash:	
Cash and cash equivalents – January 1, 2015	622,028
Cash and cash equivalents – December 31, 2015	$ 369,455

Supplemental cash flow disclosures:

Interest paid	$ 3,956

The accompanying notes are an integral part of these financial statements.

QUOIN CAPITAL, LLC
Notes to Financial Statements
For The Year Ended December 31, 2015

1. NATURE OF THE ORGANIZATION

Quoin Capital, LLC, A Delaware limited liability company, extablished on August 24, 2004. The company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 with the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Boards and sells investments. Pursuant to its NASD membership agreement, which became effective November 17, 2005, the Company does not hold customer funds or securities and clears all securities transactions on a fully disclosed basis through its clearing agent.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for uncollectible accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made. Bad debt expense was $0 for the year ended December 31, 2015.

C. FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of assets are capitalized.

Depreciation of furniture and equipment is provided using the straight-line method over the estimated useful lives of the assets as follows:

Furniture	7 years
Office and Computer Equipment	5 years

Depreciation commences the month following month of purchase. When properties are retired or sold, the asset values and related reserves are eliminated from the accounts and any resultant gain or loss is included in earnings.

D. CASH and CASH EQUIVALENTS

The Company considers all highly liquid investments with original maturity of three (3) months or less as cash.

E. INCOME TAXES

The Company has elected to be treated as a partnership for federal and state income tax purposes. Under those provisions, the Company does not pay federal or state income taxes. Instead, the members are liable for individual federal and state income taxes on their share of the Company's taxable income.

F. ACCOUNTING FOR UNCERTAINITY IN INCOME TAXES

The Management recognizes the effect of income tax positions only when they are more likely than not to be sustained. Management has determined that the partnership had no uncertain tax positions that require financial statement recognition or disclosure. The partnership is no longer subject to income tax examinations by U.S. Federal, State or local authorities for years prior to 2012, which is the standard statute of limitations look-back period.

3. FURNITURE, EQUIPMENT AND DEPRECIATION

Furniture, equipment and the related accumulated depreciation at December 31, 2015 consists of the following:

Furniture	$ 11,406
Computer and office equipment	4,942
Total	16,348
Accumulated depreciation	(16,348)
Net Furniture and Equipment	$ -

4. OPERATING LEASE COMMITMENTS

The Company has entered into leasing arrangements for office space, which expires May 31, 2018. As of December 31, 2015 the remaining future minimum lease payments are as follows:

December 31, 2016	$ 13,488
December 31, 2017	$ 13,744
December 31, 2018	$ 5,771

Rent expense incurred for the year ended December 31, 2015 was $17,226.

5. CONTINGENCIES

In the normal course of business there can be various claims against the Company. In the opinion of the company's management, the amount of such losses that might result from these claims, if any, would not materially affect the company's financial position.

QUOIN CAPITAL, LLC
Notes to Financial Statements
For The Year Ended December 31, 2015

6. NET CAPITAL REQUIREMENTS

The Company is subject to the net capital requirements of the Financial Industry Regulatory Authority ("FINRA") and the Uniform Net Capital requirements of the Security Exchange Commission (SEC) under Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as described shall not exceed 15 to 1. Pursuant to "FINRA" Rules, the Company is required to maintain minimum net capital of either $100,000 or 6 2/3% of aggregate indebtedness, whichever is greater. At December 31, 2015 the Company had a net capital of approximately $351,226 which was $251,226 in excess of the $100,000 required to be maintained at that date. The Company's net capital ratio was .15 to 1.

7. SUBSEQUENT EVENT

Management has evaluated events through March 2, 2015, the day on which the financial statements were available to be issued.

8. SUBORDINATED NOTES

The borrowing under subordination agreement at December 31, 2015, is listed as follows:

Subordinated notes, 1 ½%, due May 31, 2017.		$ 75,000
	Total	$ 75,000

The subordinated borrowing is with related parties and is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Total interest accrued on the borrowing is $50,596, and is presented as accrued expenses on the Statement of Financial Position. A repayment of $150,000 of this obligation was made in 2015 as discussed in Note 10.

9. CONCENTRATION OF CREDIT RISK

The Company maintains cash accounts, which, at times may exceed federally insured limit of $250,000. The Company has not experienced any losses from maintaining cash accounts in excess of federally insured limits and management believes that it is not exposed to any significant credit risks on its cash accounts.

10. RELATED PARTY TRANSACTIONS

The Company loaned $150,000 in September 2015 to one of its owners, the loan bears interest at 1 ½% per annum, and matures in May 2016. In November 2015, FINRA advised the Firm that it considered this loan to be a prepayment of the subordinated debt discussed in Note 8, and that regulatory approval was required for the prepayment. The Firm acquiesced, and filed a request with FINRA to approve the prepayment. FINRA notified the Firm in January 2016 of its approval.

11. PRIOR PERIOD ADJUSTMENT

At December 31, 2014, $25,986 of cash was omitted from the Statement of Financial Condition. This adjustment restates member's equity to include this omission.

Supplementary Information

QUOIN CAPITAL, LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2015

COMPUTATION OF NET CAPITAL	
Total stockholder's equity qualified for net capital	$ 337,281
Add:	
A. Subordinated borrowings allowable in computation Of net capital	75,000
Total capital and allowable subordinated liabilities	412,281
Deductions and/or charges	
Non-allowable assets:	
SDN asset in excess of subordinated loan	25,986
Draws against commission	10,358
Other assets	7,111
Total deductions/and or charges	43,455
Net capital before haircuts on securities positions	368,826
Haircuts on securities	
A. Trading securities	(17,600)
Total haircuts on securities	(17,600)
Net capital	$ 351,226
AGGREGATED INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable, accrued and other liabilities	$ 107,305
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6 2/3% of total Aggregate indebtedness)	$ 7,154
Minimum dollar net capital requirement of Reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two Minimum requirement amounts)	$ 100,000

QUOIN CAPITAL, LLC
Schedule I (continued)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2015

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT (continued)

Net capital in excess of required minimum	$ 251,226
Ratio: Aggregate indebtedness to net capital	.30 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile differences in the computation of net capital under Rule 15c3-1 from the Company's computation..

Net capital as reported in the Company's Part II (unaudited) Focus report	$ 351,226
None	-
Net capital per above	$ 351,226

QUOIN CAPITAL, LLC
Schedule II
Computation for Determination of Reserve Requirements Under
Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2015

The Company is exempt under Rule 15c3-3(k) (2) (ii) from preparing the computation for Determination of reserve requirements pursuant to Rule 15c3-3.

QUOIN CAPITAL, LLC.
Table of Contents
For the Year Ended December 31, 2015

CONTENTS

Quoin Capital, LLC

Financial Statements and Supplementary Information
for the Year Ended December 31, 2015 and
Accountants' Report Thereon Pursuant to Rule 17A-5
of the Securities and Exchange Commission